UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from                      to

Commission File Number 0-51331

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BankFinancial and Subsidiaries Associate Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANKFINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

15W060 North Frontage Road, Burr Ridge, Illinois	60527
(Address of Principal Executive Offices)	(Zip Code)

BANKFINANCIAL AND SUBSIDIARIES

ASSOCIATE INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS

December 31, 2011 and 2010

BANKFINANCIAL AND SUBSIDIARIES

ASSOCIATE INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

BankFinancial and Subsidiaries

        Associate Investment Plan

Burr Ridge, Illinois

We have audited the accompanying statements of net assets available for benefits of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

Crowe Horwath LLP

Oak Brook, Illinois

June 25, 2012

1.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS
Investments, at fair value (Note 2, 4, 5 and 8)	$16,449,080	$18,178,330
Receivables- Notes receivable from participants	429,720	363,394

Net assets reflecting all investments, at fair value	16,878,800	18,541,724
Adjustment from fair value to contract value for fully benefit-responsive contracts (Note 2)	232,787	226,089

NET ASSETS AVAILABLE FOR BENEFITS	$17,111,587	$18,767,813

See accompanying notes to financial statements.

2.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Additions to net assets attributed to:
Interest and dividends	$402,611
Contributions:
Employer	396,042
Participant salary deferrals	1,255,106

Total contributions	1,651,148

Total additions	2,053,759

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 4)	2,870,069
Benefits paid to participants	801,363
Administrative expenses	38,553

Total deductions	3,709,985

Net decrease	(1,656,226)

Net assets available for benefits
Beginning of the year	18,767,813

End of the year	$17,111,587

See accompanying notes to financial statements.

3.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN

The following description of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of BankFinancial, F.S.B. (“the Bank”) and its subsidiaries who are 21 years of age or older and have completed six months of service. This plan, as amended, was adopted by the Bank on July 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility: Employees become eligible to participate in the Plan on the first day of any quarter of any plan year coincident with or next following the date that they have met the eligibility requirements.

Contributions: The Plan is a contributory 401(k) savings plan funded by employee and employer contributions. Each participant may elect to contribute up to 50% of pretax compensation, subject to the limits established by the Internal Revenue Code. Employer contributions consist of a matching contribution subject to limitations of the participant’s eligible compensation and a discretionary profit sharing contribution. Subject to the above-mentioned limitation for the plan year ended December 31, 2011, the Bank provided a match of $0.50 on each $1.00 of contribution up to 6% of eligible compensation. No additional discretionary contribution was made for the year ended December 31, 2011.

Administrative Expenses: Any expenses incurred for the administration and audit of the Plan not paid by the Bank may be paid out of the Plan’s assets.

Participant Accounts: Each participant’s account is credited with the participant’s own contribution and an allocation of (a) the Bank’s matching and profit sharing contributions, (b) the Plan’s allocated earnings, and (c) administrative expenses and charged with his or her withdrawals. Allocations are based on participant earnings, contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers nineteen funds, including BankFinancial Corporation common stock, as investment options for participants.

4.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service as follows:

Years	Vested Percent
1	0
2	25
3	50
4	75
5	100

Forfeitures: Forfeitures attributable to employer matching contributions are used to reduce future employer matching contributions. Forfeitures attributable to employer profit sharing contributions are added to any employer discretionary profit sharing contributions and are allocated to participants in the same manner as the employer discretionary profit sharing contribution and reallocated to participants when no discretionary employer contribution is made. During 2011, $18,441 of forfeited matching contributions were used to offset employer matching contributions. As of December 31, 2011 and 2010, there was $10,018 and $13,285 respectively, in forfeited nonvested accounts.

Payment of Benefits: Participants are not eligible to receive benefit payments until employment is terminated or they attain the age 59 1/2. When the participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment. Participants with a balance in excess of this figure may postpone the lump-sum payment of benefits until reaching the age of 70 1/2.

Notes Receivable from Participants: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of their vested account balance, subject to a minimum loan of $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Hardship Withdrawals: The Plan provides that participants can withdraw rollover contributions and earnings thereon and salary deferral contributions, but not the earnings thereon, for reasons of financial hardship, as defined. Individual salary deferral contributions are prohibited for a six-month period after such hardship withdrawal.

5.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for certain investment options including mutual funds, employer stock and a guaranteed investment contract. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances. As of December 31, 2011 and 2010, 20.4% and 31.5% of the Plan’s net assets were invested in shares of BankFinancial Corporation Common Stock, respectively.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value, as more fully disclosed in Note 8. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract through its investment in the investment contract with an insurance company.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits: Benefits are recorded when paid.

Reclassifications: Certain amounts in the prior year have been reclassified to conform to current year presentation.

6.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits:

	December 31,
	2011	2010
Common Stock
BankFinancial Corporation Common Stock	$3,482,135	$5,905,534

Interest in mutual funds
Principal Global Investors LargeCap S&P 500 Index R4 Fund	1,287,774	1,141,647
Principal Global Investors Principal LifeTime 2020 R4 Fund	1,095,971	1,153,758
Columbus Circle Investors LargeCap Growth R4 Fund	1,109,789	1,170,792
Principal Global Investors Bond & Mortgage Secs R4 Fund	1,127,017	—
Westwood/Barrow Hanley LargeCap Value III R4 Fund	859,171	—

Investment contract with insurance company
Principal Life Insurance Company Fixed Income Option 401(a)/(k) (Contract values: 2011 -$4,655,751; 2010- $4,521,799)	4,422,964	4,295,710

During the year ended December 31, 2011, the Plan’s investments (including investments bought and sold, as well as held, during the period) depreciated in value as follows:

BankFinancial Corporation Common stock	$(2,637,660)
Mutual funds	(232,409)

$(2,870,069)

NOTE 5 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds a fully benefit-responsive group annuity investment contract with Principal Life Insurance Company (Issuer) through the Principal Fixed Income Option. The methodology for calculating the interest crediting rate is defined in Article I, Section II of the contract under the term “Composite Crediting Rate.” Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

7.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 5 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY (continued)

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise. The Plan’s investment contract does not specify certain conditions under which distributions from the contract would be payable at amounts below contract value. The terms and methods under which the contract may transact are defined in Article II (Deposits and Funds), Article III (Fees), Article IV (Benefits and Other Payments) and Article V (Termination) in the contract. The contract does not specify the circumstances under which the Issuer may terminate the contract. Under the contract terms, the contract is terminated when no deposit arrangements have been made and there are no deposits with a value greater than zero under the Contract. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract is based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive contracts (“adjustment”).

	2011	2010
Average yields, in the aggregate for the contract:
Based on annualized earnings (1)	2.84%	3.05%
Based on interest rate credited to participants (2)	2.84%	3.05%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. As of December 31, 2011 and 2010, certain plan investments are considered party-in-interest investments including the guaranteed investment contract issued by Principal Life Insurance Company and mutual funds issued by Principal Global Investors, the asset management arm of the Principal Financial Group. Principal Life Insurance Company, the lead operating company of the Principal Financial Group, is the custodian of the Plan and therefore, these investments qualify as party-in-interest investments. Investment management fees are paid by the Plan to investment managers which are parties-in-interest and these expenses are shown as a reduction of the return on the Plan’s investments. Notes Receivable from Participants also reflect party-in-interest transactions.

8.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS (continued)

At December 31, 2011 and 2010, the Plan held 630,822 and 605,696 shares of BankFinancial Corporation common stock in the BankFinancial Corporation Common Stock Fund, respectively. The Plan received $135,339 in dividends on BankFinancial Corporation common stock in 2011.

Fees of $13,702 were paid by the Plan’s participants to Joseph M. Corrigan Consulting Inc. during the year ended December 31, 2011 for investment advisor services. Fees of $22,000 were paid by the Plan’s participants to Crowe Horwath during the year ended December 31, 2011 for audit services. Loan fees of $2,080 and administrative fees of $771 were paid by the Plan’s participants to Principal Life Insurance Company during the year ended December 31, 2011. These fees are considered party-in-interest transactions.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated April 28, 2011 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

9.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The fair values of the Plan’s investment contract is estimated based upon the discontinuation value of the contract since the contract is not legally transferable and full redemption is only possible through contract terminations (level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth financial assets that were accounted for at fair value and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments are measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Common Stock – Bank Common Stock	$3,482,135	$—	$—
Interest in Mutual Funds:
Balanced/Asset Allocation	2,585,279	—	—
Fixed Income	1,127,017	—	—
International Equity	244,121	—	—
Large U.S. Equity	3,256,734	—	—
Small/Mid U.S. Equity	1,330,830	—	—
Investment Contract with Insurance Company	—	—	4,422,964

Total	$12,026,116	$—	$4,422,964

There were no significant transfers between Level 1 and Level 2 during 2011.

10.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 8 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

	Fair Value Measurements at December 31, 2010 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Common Stock – Bank Common Stock	$5,905,534	$—	$—
Interest in Mutual Funds:
Balanced/Asset Allocation	2,322,992	—	—
Fixed Income	909,415	—	—
International Equity	250,991	—	—
Large U.S. Equity	3,227,804	—	—
Small/Mid U.S. Equity	1,265,884	—	—
Investment Contract with Insurance Company	—	—	4,295,710

Total	$13,882,620	$—	$4,295,710

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2011, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2011	$4,295,710
Interest income on investment contract held at end of year	123,831
Change in adjustment from fair value to contract value of fully benefit-responsive investment contract(1)	(6,698)
Purchases	707,080
Sales	(696,959)

Ending balance, December 31, 2011	$4,422,964

(1)	Unrealized appreciation (depreciation) of the fully benefit-responsive investment contract is reported as an increase (decrease) in Plan investments and as an offsetting decrease (increase) in the adjustment from fair value to contract value reported in the 2011 statement of net assets available for benefits, with no effect on the 2011 change in net assets available for benefits.

11.

SUPPLEMENTAL SCHEDULE

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

(UNAUDITED)

Name of Plan Sponsor: BankFinancial, F.S.B.

Employer Identification Number: 36-1570375

Three-Digit Plan Number: 003

	(c)
	Description of Investment
(b)	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par or	(d)
Lessor or Similar Party	Maturity Value	Cost	Current Value
Common Stock
* BankFinancial Corporation	Common Stock	#	$3,482,135

Insurance Company Guaranteed Investment Contract:
* Principal Life Insurance Company	Fixed Income Option 401 (a)/(k)	#	4,655,751

Mutual Funds
* Principal Global Investors	Bond & Mortgage Secs R4 Fund	#	1,127,017
Westwood/Barrow Hanley	LargeCap Value III R4 Fund	#	859,171
Goldman Sachs/LA Capital Mgmt	MidCap Value I R4 Fund	#	172,260
* Principal Global Investors	LargeCap S&P 500 Index R4 Fund	#	1,287,774
* Principal Global Investors	Principal LifeTime Strategy Income R4 Fund	#	515,360
* Principal Global Investors	Principal LifeTime 2010 R4 Fund	#	252,514
* Principal Global Investors	Principal LifeTime 2020 R4 Fund	#	1,095,971
* Principal Global Investors	Principal LifeTime 2030 R4 Fund	#	407,271
* Principal Global Investors	Principal LifeTime 2040 R4 Fund	#	205,160
* Principal Global Investors	Principal LifeTime 2050 R4 Fund	#	109,003
Columbus Circle Investors	LargeCap Growth R4 Fund	#	1,109,789
DFA/Vaughan Nelson/LA Capital	SmallCap Value II R4 Fund	#	144,077
* Principal Global Investors	MidCap S&P 400 Index R4 Fund	#	303,037
* Principal Global Investors	SmallCap S&P 600 Index R4 Fund	#	95,422
Turner/Jacobs Levy	MidCap Growth III R4 Fund	#	584,601
Emerald Advisors, Inc.	SmallCap Growth II R4 Fund	#	31,433
* Principal Global Investors	Diversified International R4 Fund	#	244,121

Other:
* Participant loans	Interest rates ranging from 4.25% to 9.25% and maturities ranging from March 2012 to September 2026		429,720

			$17,111,587

*	Party-in-interest investment.
#	Investment is participant directed; therefore, historical cost is not required.

13.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

Date: June 25, 2012

/s/ Patricia M. Smith Lawler
Patricia M. Smith Lawler Executive Vice President - Human Resources Division BankFinancial, F.S.B

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Crowe Horwath LLP